

Mail Stop 6010

October 31, 2007

VIA U.S. MAIL and FACSIMILE

David A. Almeida
Chief Financial Officer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, Connecticut 06067

> **RE: Axsys Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 000-16182**

Dear Mr. Almeida:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

David A. Almeida
Axsys Technologies, Inc.
October 31, 2007
Page 2

Form 10-Q for the fiscal quarter ended September 29, 2007

Consolidated Financial Statements

Consolidated Statements of Cash Flows

1.   We see that you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount within operating activities. Please tell us why you have not classified net cash used in / provided by discontinued operations cash flows by activity – operating, investing, and financing - as required by SFAS 95, paragraph 26.

Note 2. Acquisitions, page 7

2.   We note the disclosure on page 7 that the value assigned to assets acquired and the liabilities assumed in the acquisition of Cineflex were based, in part, by a valuation by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing the acquired assets and liabilities, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

3.   In future financial statements, please revise to provide the disclosures required by paragraph 54 of SFAS 141. We do not see where you have presented the supplemental pro forma information as though the business combination had been completed at the beginning of the period being reported on.

4.   Please tell us how you considered whether the acquisition of Cineflex was deemed "significant" at the 20% or more level under Rule 3-05 of Regulation S-X. We see that financial statements for the acquired company were not provided in the Form 8-K dated April 13, 2007. Please also tell us how you determined that pro forma financial statements under Article 11 of Regulation S-X are not required.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief